EFES

02034467

File: 082-04144

May 2, 2002

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SUPPL

SEC MAIL RECEIVED PROCESSING
MAY 28 2002
WASH. D.C. 152 SECTION

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the release of financial statements as of and for the period ending 31.03.2002 prepared in accordance with the requirements of the Capital Markets Board of Turkey.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
JUN 06 2002
THOMSON FINANCIAL

dlw 6/3

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Bahçelievler Mah. Adnan Kahveci Bulvarı No: 5 P.K. 1 34592 Bahçelievler - İstanbul
Tel: (0 212) 642 91 00 Faks: (0 212) 641 96 44

Anadolu Efes ("AEFES.IS") has announced its financial statements for the 1Q 2002, prepared in accordance with the requirements of the Capital Markets Board ("CMB") of Turkey.

- Anadolu Efes Biracılık ve Malt Sanayi A.Ş., which conducts the brewing and malting operations of Efes Beverage Group in Turkey has announced its 1Q 2002 financial statements as of and for the period ending on March, 31st, 2002, prepared in accordance with the requirements of CMB.
- Anadolu Efes, with 9.1 million hectolitres of annual brewing capacity with 5 breweries and 100,000 tons of malt production capacity with two malteries, is the leader of the Turkish beer market. The Company is also the largest shareholder of the rapidly growing international beer and Coca-Cola operations of Efes Beverage Group.
- Based on the requirements of CMB, announced financial statements only represent the performance of Anadolu Efes individually and do not include the consolidation of any of its subsidiaries. Likewise, the results are not inflation adjusted.
- Sales volume of Anadolu Efes for the 1Q 2002 reached approximately 111.1 million litres, including Turkey originated exports, showing a slight 3% decrease compared to a base of 114.6 million litres that reflected a 5% increase in 1Q 2001. In the domestic market, Anadolu Efes maintained its market share at 84% vs. 1Q 2001, according to periodical independent research covering approximately 65% of the Turkish beer market by AC Nielsen.
- Net sales revenues and cash operating profit was realised as 52.5 trillion TL and 14.0 trillion TL respectively. Anadolu Efes also posted a net profit of 12.5 trillion TL in 1Q 2002 vs. a loss of 23.8 trillion TL in 1Q 2001.
- Anadolu Efes signed a license agreement with Interbrew for the production, marketing and distribution of Beck's brand in Turkey. The Turkish market leader Anadolu Efes and the world's second largest brewer Interbrew also intend to extend their collaboration further through the granting of the Efes Pilsener license to selected Interbrew operations in Western Europe.
- Fitch Ratings has upgraded the Senior Unsecured local currency rating of Anadolu Efes to 'BB' from 'BB-' (BB minus) and affirmed the Senior Unsecured foreign currency rating of 'B'. The Outlook for both ratings for Anadolu Efes is Stable. Senior Unsecured local currency rating of Anadolu Efes is three notches above the sovereign rating of Turkey whereas the Senior Unsecured foreign currency rating reflects the sovereign rating. Separately, the assigned national rating for Anadolu Efes is 'AA-(tur)'. Both the Senior Unsecured local currency rating of 'BB' and the national rating of 'AA- (tur)' of Anadolu Efes is among the highest ratings announced for the Turkish corporates.
- Efes Beverage Group, through its leading brand Efes Pilsen, has become the main sponsor of the Turkish National Football Team that has qualified for the first time since 48 years to play in the World Cup Finals this summer in Korea and Japan. Efes Pilsen, Turkey's most popular beer, will support all the Turkish National Football Teams for a period of three years, including the 2002 World Cup as well as the friendly games and qualifying games of the 2004 European Cup.
- Efes Beverage Group also has 4 breweries outside Turkey, in Moscow-Russia, Karaganda-Kazakhstan, Ploiesti-Romania and Odessa-Ukraine. The Group also operates malt production facilities in Moscow and Karaganda. The total annual brewing capacity of the Group's international beer operations sum up to approximately 4.0 million hectolitres and annual malt production capacity is 50,000 tonnes.
- International beer operations, conducted through Efes Breweries International B.V. (EBI) a wholly owned subsidiary of Anadolu Efes, continued to grow rapidly and posted 27% sales volume growth in 1Q 2002. The share of the Efes branded international beer sales, including Turkish originated

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent (CEO & President)	Mr. Hurşit Zorlu (Chief Financial Officer)	Mr. Orhun Köstem (Investor Relations Manager)
tel: 90 216 473 22 22 ext: 600-601	tel: 90 216 473 22 22 ext: 630	tel: 90 216 473 22 22 ext: 637
facsimile: 90 216 387 46 42	facsimile: 90 216 389 58 63	facsimile: 90 216 389 58 63
e-mail: muhtarkent@efespilsen.com.tr	e-mail: hursit.zorlu@efespilsen.com.tr	e-mail: orhun.kostem@efespilsen.com.tr

exports, as of end of 1Q 2002 has increased to 32% of the total beer sales of the Group vs. 25% in 1Q 2001.

- Efes Beverage Group also operates Coca-Cola franchises in 4 Central Asian countries, Kazakhstan, Azerbaijan, Kyrgyzstan and Turkmenistan through Efes Sınai Yatırım Holding A.Ş. ("Efes Invest"), a 52% subsidiary of Anadolu Efes listed both in Istanbul and London Stock Exchanges. In 1Q 2002, *the consolidated sales volume of the international Coca-Cola operations* grew by 14%.
- In addition, the Group is the largest local shareholder in Coca-Cola Bottlers of Turkey (CCBT), collectively holding 40 % stake together with its parent, the Anadolu Group. CCBT also posted a significant sales volume growth in 1Q 2002 at 17%.

INCOME STATEMENT

(in trillion TRL)

	1Q 2002	1Q 2001
GROSS SALES	**76.2**	**47.8**
Deductions from Sales	(23.7)	(15.1)
NET SALES	**52.5**	**32.7**
Cost of Goods Sold	(31.3)	(17.9)
GROSS PROFIT	**21.2**	**14.8**
Operating Expenses	(11.8)	(6.7)
OPERATING PROFIT	**9.3**	**8.1**
Income from Other Operations	5.5	15.0
Expenses from Other Operations	(3.8)	(3.2)
Financial Expenses, Net	8.2	(43.8)
PROFIT BEF. EXTRA. ITEMS & TAX	**19.2**	**(23.9)**
Extraordinary Income	0.1	0.2
Extraordinary Expenses & Losses	(0.8)	(0.1)
PROFIT BEFORE TAX	**18.6**	**(23.8)**
Tax	(6.0)	(0.0)
NET PROFIT	**12.5**	**(23.8)**
CASH OPERATING PROFIT	**14.0**	**10.0**

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact:

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 22 22 ext: 600-601
facsimile: 90 216 387 46 42
e-mail: muhtarkent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 473 22 22 ext: 630
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 473 22 22 ext: 637
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

BALANCE SHEET

(in trillion TRL)

	As of 31.03.2002	As of 31.03.2001
I. CURRENT ASSETS	**142.2**	**100.3**
A. Liquid Assets	37.0	27.6
B. Marketable Securities	0.3	9.7
C. Short-term Trade Receivables	56.9	34.6
D. Other Short-term Receivables	13.0	8.7
E. Inventories	30.4	17.6
F. Other Current Assets	4.7	1.9
II. NON-CURRENT ASSETS	**248.1**	**151.2**
A. Long-term Trade Receivables	7.6	5.2
B. Other Long-term Receivables	0	4.1
C. Non-Current Financial Assets	153.3	85.4
D. Tangible Non-Current Assets	83.2	54.3
E. Intangible Non-Current Assets	0.6	0.2
F. Other Non-current Assets	3.4	2.0
TOTAL ASSETS	**390.3**	**251.5**
I. SHORT TERM LIABILITIES	**212.3**	**98.6**
A. Financial Liabilities	138.5	57.6
B. Trade Payables	38.5	18.5
C. Other Short-term Liabilities	15.0	18.4
D. Advances Received	0	0
E. Reserves for Liabilities and Expenses	20.3	4.2
II. LONG TERM LIABILITIES	**47.9**	**81.2**
A. Financial Liabilities	27.2	68.2
B. Trade Payables	3.4	2.0
C. Other Long Term Payables	7.2	5.0
D. Advances Received	0	0
E. Reserves for Liabilities and Expenses	10.0	6.0
III. SHAREHOLDERS EQUITY	**130.1**	**71.7**
A. Share Capital	50.2	25.1
B. Share Capital Commitments (-)	0	0
C. Emission Premium	0	0
D. Revaluation Surplus	67.5	55.3
E. Reserves	14.1	15.1
F. Current Year Income	12.5	0
G. Current Year Loss (-)	0	-23.9
H. Accumulated Losses (-)	-14.1	0
TOTAL LIABILITIES + SHAREHOLDERS EQUITY	**390.3**	**251.5**

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact:

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 22 22 ext: 600-601
facsimile: 90 216 387 46 42
e-mail: muhtarkent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 473 22 22 ext: 630
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 473 22 22 ext: 637
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr